DOT BLOCK
Dorchester
1205 Dorchester Ave



GOURMET KREYÒL



Mission

Our mission is to redefine Caribbean dining through the highest quality Haitian and Caribbean fusion cuisine that combines both modern-creative and traditional cooking styles. We are committed to providing prompt, professional, and courteous service and strive to become the food and drink we serve with the highest standards of quality, freshness, and seasonality.



The Opportunity

Having a fine-dining Haitian-owned restaurant in the Boston community of Dorchester would be immensely valuable because Dorchester has a significant Haitian and Caribbean population, and having a restaurant that showcases its cuisine would serve as a beacon of pride for this community but, more importantly, introduce those who are curious but unfamiliar with Haitian and Caribbean food to explore the rich and savory dishes we serve.

Secondly, while several takeout eateries in the area offer Haitian food, they often lack the sophistication and refinement of a fine-dining establishment. A lfine dining Haitian restaurant would provide an elevated dining experience, focusing on exceptional food, service, and ambiance, attracting not just the Haitian community but also food enthusiasts from across the city.



About the CEO

Nathalie Lecorps grew up in her parents restaurant in Miami which immersed her in her Haitian culture. At an early age, she knew that she wanted to follow in her family's footsteps by owning her own Haitian restaurant one day.

In the midst of the pandemic, she realized that now was the time to pursue that dream. Gourmet Kreyol Food Truck launched in April of 2021 and The City of Boston welcomed her families recipes with open arms.

With the growth of the food truck sales and catering by 70% in her second year of business, she is ready to transition into her own brick and mortar space to give Gourmet Kreyol it's primary home.



Nathalie Lecorps
CEO



Staffing

At Gourmet Kreyol, we prioritize creating a positive and supportive work environment that is inclusive, educational, and enjoyable for our staff. We aim to hire individuals who share our values and are members of the communities in which we operate. With a strong commitment to fairness, equity, inclusion, and passion, we strive to foster diversity and inclusivity in our workforce.







Location

1205 DORCHESTER AVE DORCHESTER, MA 02125

Gourmet Kreyol plans to locate its establishment in the new residential area of Dot Block in the Dorchester neighborhood of Boston. This area is home to a diverse mix of racial and ethnic groups, which is a rarity in other parts of Boston.Additionally, this location aligns with our market preferences as it offers an excellent blend of low- to upper-middle-income demographics, with ongoing real estate development and easily accessible public transportation.



Space Layout

The indoor space consists of 57 seats and the outdoor space consists of 52 seats. We will have 2 bathrooms that will be unisex and each bathroom will have a changing table inside. The kitchen is designed for mass production to be able to sustain the volume of corporate catering, delivery app orders and service to the restaurant.



FLOORPLAN (FURNITURE/EQUIPMENT LAYOUT)



The Vibe



MEET ME IN PARADISE

The flow of energy in this space is going to give the feel of being in the Caribbean through art, music and food without leaving home. Dot Block residents and surrounding communities will truly enjoy the richness of Caribbean cuisine. All that's missing is the sand and the beach.



The Food

The taste of Haiti and the Caribbean





The Drinks

The taste of Haiti and the Caribbean











DON'T WORRY, DRINK A COCONUT!

Thank You

FOR YOUR CONSIDERATION



